FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	AIESEC Canada’s Executive Team Uses BlackBerry Z30 Smartphones to Take Collaboration and Productivity to the Next Level	2.

Document 1

  NEWS RELEASE
September 15, 2014

FOR IMMEDIATE RELEASE

AIESEC Canada’s Executive Team Uses BlackBerry Z30 Smartphones to Take Collaboration and Productivity to the Next Level

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, and AIESEC Canada today announced that they’re working together to help AIESEC Canada’s executive team stay connected, collaborative and productive as they lead the international leadership-development organization.  Over the next 12 months AIESEC Canada’s seven-person executive team will be equipped with BlackBerry® Z30™ smartphones to help them manage their demanding schedule and document their experiences.

“We are thrilled to be working with a globally recognized, Canadian brand like BlackBerry who will help our executive team be more dynamic and effective,” said Nancy Luu, president, AIESEC Canada. “We are committed to fostering Canadian innovation and productivity, and it is incredibly rewarding to be working towards this mutual goal together.”

The AIESEC executive team will utilize BBM™, BBM™ Video and Screen Share, among other BlackBerry® 10 productivity applications, as they visit 30 university campuses across Canada and travel to international conferences. BlackBerry’s enterprise-optimized BlackBerry 10 software will enable AIESEC executives to go beyond email and phone calls. Whether they are at home, in the office, on campus or travelling from province to province, their new arsenal of applications will allow them to plan, collaborate and execute on-the-go.

“BlackBerry is proud to support the next generation of aspiring business leaders,” said Margaret Stuart, managing director for Canada at BlackBerry.  “Together with AIESEC Canada, we hope to inspire and encourage leadership, entrepreneurship and excellence on university campuses across the country.”

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About AIESEC Canada
AIESEC is the world's largest youth-run organization with over 100 000 members in 124 countries. With a legacy of over 50 years, AIESEC Canada develops globally-minded leaders by providing top international talent to companies across Canada and by providing Canadian students with international internships and real-world leadership experiences. Present in 30 Canadian universities, AIESEC Canada has over 2600 members in the Youth Talent program who gain practical leadership experience by working in an environment and running innovative business operations. For more information, visit www.aiesec.ca.

Media Contact:
Kiyomi Rutledge
Public Relations Manager
BlackBerry
(519) 888-7465 x71321
krutledge@blackberry.com
###

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 15, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer